Exhibit 12 Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(Dollars in thousands)
Income before income taxes	$190,367	$183,880	$563,242	$523,853

Fixed charges(1):
Interest expense	111,127	92,908	304,860	293,184
Rental expense	4,269	3,973	12,437	14,424

	115,396	96,881	317,297	307,608
Less interest on deposits	51,189	39,835	138,214	140,706

Net fixed charges	64,207	57,046	179,083	166,902

Earnings, excluding interest on deposits	$254,574	$240,926	$742,325	$690,755

Earnings, including interest on deposits	$305,763	$280,761	$880,539	$831,461

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.96x	4.22x	4.15x	4.14x
Including interest on deposits	2.65x	2.90x	2.78x	2.70x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits. .